Exhibit (a)(1)(G)
FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS
REGARDING THE EXPIRATION OF THE EXCHANGE OFFER
From: GROVE COLLABORATIVE HOLDINGS, INC.

Re:	REMINDER - Offer to Exchange Eligible Options for New Restricted Stock Units
This email serves as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated September 26, 2022 (the “Offer Documents”). The Exchange Offer and your withdrawal rights will expire at 6:00 p.m., Pacific Time, on Friday, October 21, 2022, unless extended. You must submit your Election Forms via Google Forms [URL to form] and Notice of Withdrawals via email to 2022-tender-offer@grove.co by the Expiration Time. We cannot accept late submissions.
As a reminder, the terms of the Exchange Offer are described in detail in the Offer Documents, which can be accessed using the following link:
[URL to Offer Documents]
You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Offer Documents, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to 2022-tender-offer@grove.co.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at investors.grove.co/sec-filings/all-sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.